Exhibit 99.1

Concorde International Group Ltd. Announces Nasdaq Ticker Symbol Change to CIGL

Singapore, July 20, 2026 (GLOBE NEWSWIRE) -- Concorde International Group Ltd. (Nasdaq: YOOV) (the “Company”), an integrated provider of technology-enabled security solutions, today announced that it will change its Nasdaq trading symbol from “YOOV” to “CIGL.”

The Company’s common shares are expected to begin trading under the ticker symbol “CIGL” on the Nasdaq Capital Market on July 21, 2026. The CUSIP number will remain unchanged, and no action is required from shareholders.

The ticker symbol “CIGL” aligns the Company’s market identity with its corporate name, Concorde International Group Ltd., while better reflecting its evolution into a diversified security, facilities management, and technology solutions group. The Company believes that the ticker symbol, “CIGL,” more accurately represents its broader business portfolio and long-term strategy.

“The Company believes this will provide greater clarity for investors by aligning its ticker symbol with its corporate identity and enhancing consistency across investor communications, regulatory filings and market references,” said Alan Chua, Chairman and Chief Executive Officer of the Company.

The ticker symbol change does not affect the Company’s legal name, business operations or strategic priorities.

About Concorde International Group

Concorde International Group Ltd, established in 1997, is a business-model-driven provider of security solutions and services, supported by advanced integrated technology enabling cluster surveillance of properties and assets with 24/7 system availability and real-time response. The Group offers the i-Guarding suite of smart solutions, including the patented i-Facility Sprinter (IFS), a mobile platform operating on its proprietary Cluster® aggregation to deliver one-of-its kind innovative security and facility maintenance services. The IFS is protected by patents in more than 29 jurisdictions worldwide.

The Company further integrates its Artificial Intelligence-as-a-Service (AIaaS) capabilities, enabling organisations to deploy advanced AI-driven solutions without significant infrastructure investment. The company’s comprehensive offerings transform traditional security models to deliver enhanced operational performance, consistency, scalability, and cost-efficiency across multiple sectors.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Concorde International Group Ltd

Email: investor-relations@concordesecurity.com